

NDB, INC.
FINANCIAL STATEMENTS
For the year ended 2021

ndb NDB, Inc.

Financial Statements
For the Years ended 2020 and 2021
Index to Audited Financial Statements

June 30, 2022



INDEPENDENT AUDITORS' REPORT

The Board of Directors

NDB, Inc.
50 California Street, Suite 1500
San Francisco, California 94111
USA

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of NDB, Inc. as of December 30, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financialstatements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require thatwe plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of thefinancial statements, whether due to fraud or error. In making those risk assessments,the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and thereasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDB Inc. as of December 31, 2020 and 2021, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the company has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

NDB, Inc.

Balance Sheet Statement
As of 30 December 2020, and 2021

ASSETS	2020	2021
Current Assets		
Checking Accounts	646,390.50	4,441.45
Fixed Deposit	9,000.00	9,000.00
Other Receivables	-	25,178.78
Total Current Assets	**655,390.50**	**38,620.23**
Fixed Assets		
Digital Assets	-	289,456.41
Total Fixed Assets	**655,390.50**	**289,456.41**
TOTAL ASSETS	**655,390.50**	**328,076.64**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	8,596.66	1,992.44
Paycheck Protection Program (PPP) Loan	129,050.00	-
Accounts Payables	5,276.23	47,587.43
Total Current Liabilities	**142,922.89**	**49,579.87**
Total Liabilities		
Equity		
Common Stock	972,224.65	1,357,319.09
Retained Earnings	(39,342.71)	(459,757.04)
Net Income	(420,414.33)	(619,065.28)
Total Equity	**512,467.61**	**278,496.77**
TOTAL LIABILITIES AND EQUITY	**655,390.50**	**328,076.64**

NDB, Inc.

Income Statement
For the years ended 30 December 2020 and 2021

	2020	2021
Total Revenues	-	-
Less Operating Expenses		
Salaries & Wages	64,274.22	247,200.00
Contractors	107,364.92	188,979.52
Professional Fees	15,180.90	53,039.55
Legal Fees	80,435.97	34,516.14
Software Expense	11,742.70	30,326.15
Travel Expenses	51,448.46	55,195.68
General Administrative Expenses	27,277.42	47,806.74
Marketing Expenses	27,173.40	4,213.67
Training Expense	33,252.00	1,800.12
Bank Fees	2,267.00	3,652.91
Total Operating Expenses	**420,416.99**	**666,730.48**
Net Operating Income (Loss)	**(420,416.99)**	**(666,730.48)**
Other Non-Operating Income		
PPP Loan Forgiveness	-	129,050.00
Interest Income	2.65	15.80
Exchange Gain or (Loss)	-	2,046.83
(Loss) from Digital Assets		(83,447.43)
Total Non-Operating Income	**2.65**	**47,665.20**
Net Income (Loss)	**(420,414.33)**	**(619,065.28)**

NDB, Inc.

Statement of Changes in Equity
For the period January 1, 2020, to December 30, 2021

	Paid in Capital	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	41,542.45	(39,342.71)	2,199.74
Stocks Issued During 2020	930,682.20	-	932,881.94
Net Loss During 2020	-	(420,414.33)	512,467.61
Equity Ending Balance as of December 31, 2020	**972,224.65**	**(459,757.04)**	**512,467.61**
Stocks Issued During 2021	385,094.44	-	897,562.05
Net Loss During 2021	-	(619,065.28)	278,496.77
Equity Ending Balance as of December 31, 2021	**1,357,319.09**	**(1,078,822.32)**	**278,496.77**

NDB, Inc.

Statement of Cash Flow
For the year ended 2021

OPERATING ACTIVITIES	2020	2021
Net Income (Loss)	(420,414.33)	(619,065.28)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Increase in Accounts Payables	5,276.23	42,311.20
Increase in Accounts Receivables	-	(25,178.78)
Decrease in Digital Assets Value		83,447.43
Net cash used by operating activities	**(415,138.10)**	**(518,485.43)**
FINANCING ACTIVITIES		
Issuance of Shares	930,682.20	385,094.44
Credit Card Financing	425.84	(6,604.22)
PPP Loan	129,050.00	(129,050.00)
Net cash provided by financing activities	**1,060,158.04**	**249,440.22**
INVESTING ACTIVITIES		
Purchase of Digital Assets	-	(372,903.84)
Net cash used for investing activities	**-**	**(372,903.84)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**645,019.94**	**(641,949.05)**
Cash at the beginning of the period	10,370.56	655,390.50
CASH AT END OF PERIOD	**655,390.50**	**13,441.45**

NDB, Inc.

Notes to the Financial Statements:
As of December 30, 2021

1. DESCRIPTION OF THE BUSINESS

NDB, INC. was incorporated in the State of California in February 2019. DB, INC. is authorised to issue one class of stock, with a total of 50,000,000 shares authorised to be issued.

NDB, INC. is focused on developing the NDB, a battery powered by recycled nuclear waste and radioisotopes. Compared to conventional batteries, it is expected to produce stable power throughout its lifetime (generally many years) as an independent power source until the end of its used isotopic lifetime, making it a sustainable, versatile energy solution globally growing energy demand.

For more information about the business, visit the NDB website: https://ndb.technology/

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, stockholders' equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Going Concern

The Company is a start-up and funding its operational expenses from the financing activities. Management plans to raise additional equity financing. However, there can be no assurance that the Company will successfully obtain sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise adequate additional financing may require the Company to modify, delay or abandon some of its future planned expenditures, which could have a material adverse effect on the Company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

NDB, Inc.

Notes to the Financial Statements (Continued)
As of December 30, 2021

2.4.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.5.   Stock Options

The NDB board of directors approved a stock option in April 2019, which allows the board to grant stock options for NDB's and its subsidiaries' employees with a specific limitation of not exceeding $100,000 of the market value of granted shares. Ownership of each employee shall not exceed 10% of the total shares before or after the exercise date.

2.6.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.7.   PayCheck Protection Program (PPP) Loan

The Company got the benefit from Pay-check Protection Program (PPP) Loan by the Small Business Administration (SBA) as part of the Coronavirus Aid Relief and Economic Security (CARES) Act. The total amount of the loan was 129,050, which was forgiven on April 7, 2021, by SBA.

2.8.   Other Receivables

The Company has other receivables balance of $ 25,178.78 as of December 30, 2021. However, the amount was fully settled in 2022.

2.9.   Digital Assets

The Company's management purchases digital assets to pay its employees, contractors, and vendors. By the end of 2021, the management marked the value of the digital assets to market and recognized a loss of $83,447.43.

Notes to the Financial Statements (Continued)
As of December 30, 2021

2.10. Common Stock

NDB is authorized to sell 50,000,000 shares. The par value was 0.001 USD per share at the date of incorporation. During 2020 and 2021, the Company had issued 31,390,560 fully diluted shares. 291,000 shares were sold at 4.35 USD for 1,265,850 USD. As per Carta 409A valuation (05/25/2021) the fair market value (FMV) was $4.35 per share.

2.11. Accounts Payables

The balance of A/P is related to accrued salaries and some expenses paid on behalf of the Company by its executives.

2.12. Travel Expense

Travel expenses are those expenses paid for the contractors and employees of the business related to their business travels, such as air tickets, visa processing fees, hotels reservation, meals, etc.